                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                               HMI Industries Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40423810

--------------------------------------------------------------------------------
                                 (Cusip Number)

  James R. Malone, HMI Industries Inc., 6000 Lombardo Center, Seven Hills, OH
                                      44131

                                  216-986-8008

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                  March 1, 2000

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 3 pages


CUSIP NO.      40423810                     13D
           ---------------
-------------------------------------------------------------------------------------------------------------------
1.  Names of reporting Persons/IRS Identification Nos. of Above Persons (Entities Only)

James R. Malone

-------------------------------------------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                        (a) [  ]
                                                                            (b) [  ]
-------------------------------------------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.  Source of Funds

PF

-------------------------------------------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                                                 [  ]

-------------------------------------------------------------------------------------------------------------------
6. Citizenship or Place of Organization

USA

-------------------------------------------------------------------------------------------------------------------
         Number of         7.  Sole Voting Power
         Shares
         Beneficially
         Owned by              536,147*
         Each              ----------------------------------------------------------------------------------------
         Reporting         8.  Shared Voting Power
         Person with
                           ----------------------------------------------------------------------------------------
                           9.  Sole Dispositive Power

                               536,147*
                           ----------------------------------------------------------------------------------------
                           10. Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

536,147*

-------------------------------------------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares       [ X]


-------------------------------------------------------------------------------------------------------------------
13. Percent of Class Represented By Amount in Row (11)

7.7%

-------------------------------------------------------------------------------------------------------------------
14. Type of Reporting Person

IN
-------------------------------------------------------------------------------------------------------------------

*Excludes 11,000 shares owned by his spouse, beneficial ownership of which is disclaimed.

1.   SECURITY AND ISSUER.
     (a) Common Stock, par value $1.00
     (b) HMI Industries Inc., 6000 Lombardo Center, Seven Hills, OH  44131

2.   IDENTITY AND BACKGROUND.
     (a) James R. Malone
     (b) HMI Industries Inc., 6000 Lombardo Center, Seven Hills, OH  44131
     (c) Chairman and CEO, HMI Industries Inc., manufacturer and seller of floor cleaning and air purifying products.
     (d) No
     (e) No
     (f) USA

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         All shares acquired were purchased in open market or private transactions at market prices then in effect, and in a private offering by the Company, in all cases using personal funds. The shares represented by exercisable stock options included herein in accordance with Rule 13d-3 were granted by the Company to Mr. Malone in accordance with the Company's Omnibus Long-Term Compensation Plan.

4.   PURPOSE OF TRANSACTION.
         The shares were acquired for investment purposes.

5.   INTEREST IN SECURITIES OF THE ISSUER.
     (a) Mr. Malone is the beneficial owner of 536,147 shares, including 282,666 exercisable options. This represents 7.7% of the shares outstanding.
     (b) Mr. Malone has sole power to vote and dispose of the shares beneficially owned.
     (c) N.A.
     (d) Mr. Malone's spouse is the beneficial owner of 11,000 shares not included above.
     (e) N.A.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None

7.   MATERIAL TO BE FILED AS EXHIBITS.
None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                                 2-12-01
                                                 -------------------------------
                                                 Date

                                                 James R. Malone
                                                 -------------------------------
                                                 James R. Malone